Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: July 3, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler’s common site (www.amecandfosterwheeler.com) on July 3, 2014:

One topic I will mention today could be called 20/20 and I am not talking about visual acuity, the popular US programme or some ideal measurements. Quite the opposite.

But before I reveal what I mean by 20/20, I would like to share with you some points from the second integration workshop last week, which again brought together senior leaders of both AMEC and Foster Wheeler to discuss the crucial day 1 and to receive work stream updates especially from Culture and engagement and Branding & communications work streams.

It  is important to think about what day 1 will look like and what the employee experience will be, so we reviewed critical and diverse deliverables from finance, ethics, HR, sustainability, business development, operations, IT and project management. And I am pleased to report that everything is on track.

The atmosphere during the workshop was really invigorating, full of energy with everyone excited and keen to contribute and make a difference.

I would like to focus in more detail on the brand project many of you have been involved in. The project is divided into three phases:

•                  Build evidence base

•                  Defined the brand purpose

•                  Create the brand expression

BrandCap, the agency running the project, has completed the first phase. Their work included input from over 130 employees from both AMEC and Foster Wheeler, 7 customer interviews, review of more than 100 documents, employee surveys and 7 workshops in various geographies and operating units.

And now to 20/20.

Over 150 of employees from both companies provided feedback to the question that Kent Masters, CEO of Foster Wheeler, and I asked two weeks ago: How would you describe the company you now work for in 20 words? Your comments have been passed to BrandCap to incorporate into their work.

Due to the response, I decided to highlight the 20 most frequent words which were used in those 20-word statements (hence 20/20) and include them below. It is interesting that some descriptions of AMEC and Foster Wheeler were similar, which indicates similar cultures to a certain extent. Some comments also included words such as ‘conservative’ and ‘unknown’. I believe that if the deal goes ahead, it will provide an excellent opportunity to change that perception. We will always be proud of and build on our long histories and tradition, but as the world evolves, so must we - and we should work on becoming more known for the work we successfully execute for our clients.

A big thank you to all who took part in this extensive brand exercise.

You can see below that one of the expressions is customer / client focus, which reminds me of the fact that our common site was updated last week with key customer messages you can now use.

(https://www.amecandfosterwheeler.com/) I encourage you to regularly check the site and tell your colleagues who have not signed up yet to do so and join the nearly 9,000 active users of this great resource.

Lastly, I would like to use this opportunity to wish happy 4 July to all our colleagues who celebrate US Independence Day this Friday and all the best to all those who observe Ramadan, a holy month of fasting, self-evaluation and spiritual growth.

Samir Brikho